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                                 Filed by Patapsco Bancorp, Inc.
           Pursuant to Rule 425 under the Securities Act of 1933

                      Subject Company:  Northfield Bancorp, Inc.
                                    Commission File No.: 0-25057
June, 2000


Dear Stockholder:

     We are pleased to announce that on May 16, 2000, the Board of Directors of Northfield Bancorp, Inc. signed a definitive Merger Agreement to be acquired by Patapsco Bancorp, Inc., the parent company of The Patapsco Bank. The Patapsco Bank has approximately $100 million in assets and serves Baltimore County and the surrounding communities from its office at 1301 Merritt Boulevard, Dundalk, MD 21222-2194.

     The purchase price will be a combination of cash and preferred stock. Each share of Northfield Bancorp, Inc. common stock outstanding at the time of the acquisition will be converted into the right to receive $12.50 in cash and 0.24 shares of a newly created class of Patapsco Bancorp, Inc.'s Preferred Stock. The Preferred Stock will be convertible into Patapsco Bancorp, Inc.'s common stock on a one-for-one basis, will be redeemable after five years and will pay, until converted or redeemed, a non-cumulative 7.5% dividend on its liquidation value of $25.00.

     This transaction will enable us to enhance our product offerings and enable us to better serve our communities.
Patapsco Bancorp, Inc. provides the same kind of personal service that has been the foundation of our growth. We are confident that our customers will benefit from this affiliation.

     The acquisition would result in consolidated assets of approximately $154 million, consolidated loans of approximately $135 million and consolidated deposits of approximately $113 million, based on March 31, 2000 financial information. The acquisition is expected to be completed in the third or fourth quarter of 2000, and is subject to regulatory approval and the approval of the stockholders of Northfield Bancorp, Inc.

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     The Board of Directors of Northfield Bancorp, Inc., as
well as its officers and employees, are eager to finalize the acquisition.

                          Very truly yours,

                          /s/ G. Ronald Jobson

                          G. Ronald Jobson
                          President and Chief Executive Officer


                 IMPORTANT ADDITIONAL INFORMATION

     STOCKHOLDERS OF NORTHFIELD BANCORP, INC. AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY PATAPSCO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH THE PROPOSED ACQUISITION. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT PATAPSCO BANCORP, INC., NORTHFIELD BANCORP, INC. AND THE ACQUISITION.

     CERTAIN OFFICERS AND DIRECTORS OF NORTHFIELD BANCORP, INC. WILL BE SOLICITING PROXIES FROM STOCKHOLDERS OF NORTHFIELD BANCORP, INC. IN FAVOR OF THE ACQUISITION. A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE ACQUISITION, SUCH AS THEIR STOCK OWNERSHIP IN NORTHFIELD BANCORP, INC., WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS. THE DIRECTORS AND OFFICERS OF NORTHFIELD BANCORP, INC. WHO WILL BE SOLICITING PROXIES ARE G. RONALD JOBSON, J. THOMAS HOFFMAN, GARY R. BOZEL, WILLIAM R. RUSH, E. THOMAS LAWRENCE, JR. AND DAVID G. RITTENHOUSE.

     AFTER IT IS FILED WITH THE SEC, THE PROXY STATEMENT/
PROSPECTUS WILL BE AVAILABLE FOR FREE, BOTH ON THE SEC'S WEB
SITE (WWW.SEC.GOV) AND FROM PATAPSCO BANCORP, INC. AND
NORTHFIELD BANCORP, INC. AS FOLLOWS:

    PATAPSCO BANCORP, INC.:
    JOSEPH J. BOUFFARD
    PRESIDENT AND CHIEF EXECUTIVE OFFICER
    PATAPSCO BANCORP, INC.
    1301 MERRITT BOULEVARD
    DUNDALK, MARYLAND 21222
    410-285-9327

    NORTHFIELD BANCORP, INC.:
    G. RONALD JOBSON
    PRESIDENT AND CHIEF EXECUTIVE OFFICER
    NORTHFIELD BANCORP, INC.
    8005 HARFORD ROAD
    BALTIMORE, MARYLAND 21234
    410-665-7900

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     Patapsco Bancorp, Inc. and Northfield Bancorp, Inc. also
file annual, quarterly and special reports, proxy statements and other information with the SEC.

     Investors may read and copy any reports, statements or other information filed by each company on the SEC's web site at www.sec.gov or at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     This letter contains certain forward looking statements about the proposed acquisition of Northfield Bancorp, Inc. by Patapsco Bancorp, Inc. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.
They often include words like "believe," "expect," "anticipate," "estimate," and "intend," or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the acquisition, difficulties in achieving cost savings from the acquisition or in achieving such cost savings within the expected time frame, difficulties in integrating Patapsco Bancorp, Inc. and Northfield Bancorp, Inc., increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Patapsco Bancorp, Inc. and Northfield Bancorp, Inc. are engaged, and changes in the securities markets.

     Patapsco Bancorp, Inc. and Northfield Bancorp, Inc. do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.